ECRID,Inc.

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VIA EDGAR Transmission

March 11, 2022

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-6010

Re: Correcting Shell Status and removing S-1A filed March 3 & 7

TO WHOM IT MAY CONCERN:

Please remove the S-1A filed March 3 & 7. We would like to file a POST AM and also the company corrected the status of being a non-Shell Company.

Please direct any questions or comments regarding this correspondence to our counsel, Matthew McMurdow (917) 318-2865.

Thank you for your assistance in this matter.

Yours Truly,

/s/ Cleveland E. Gary

Cleveland E. Gary, CEO

ECRID, Inc.

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